Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Up Sonder, Inc.
5482 Wilshire Blvd., STE 125
Los Angeles, CA 90036
https://www.upsonder.com/

Up to $1,069,999.95 in Series A Preferred Stock at $0.15
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Up Sonder, Inc.
Address: 5482 Wilshire Blvd., STE 125, Los Angeles, CA 90036
State of Incorporation: DE
Date Incorporated: October 14, 2015

Terms:

Equity

Offering Minimum: $9,999.90 | 66,666 shares of Series A Preferred Stock
Offering Maximum: $1,069,999.95 | 7,133,333 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $0.15
Minimum Investment Amount (per investor): $279.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks receive an additional 10% bonus shares.

<u>Amount-Based Perks:</u>

$500 | Tier 1

Receive an additional 3% bonus shares and access to Up Sonder's private weekly investor updates.

$1,000 | Tier 2

Receive an additional 5% bonus shares, as well $95 credit for drone services anywhere in the United States, a limited edition early investor shirt, and access to Up Sonder's private weekly investor updates.

$2,500 | Tier 3

Receive an additional 8% bonus shares, as well $225 credit for drone services anywhere in the United States, a limited edition early investor shirt, and access to Up Sonder's private weekly investor updates.

$5,000 | Tier 4

Receive an additional 13% bonus shares, as well $350 credit for drone services anywhere in the United States, a limited edition early investor shirt, and access to Up Sonder's private weekly investor updates.

$15,000 | Tier 5

Receive an additional 21% bonus shares, as well $1,000 credit for drone services anywhere in the United States, DJI Mavic Air 2 Drone, a limited edition early investor shirt, and access to Up Sonder's Private weekly investor updates.

**All perks occur when the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Up Sondors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $0.15/ share, you will receive and own 110 shares for $15. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Up Sonder connects businesses and the general public to drone services through our national marketplace at upsonder.com.

Today, the public can hire **certified drone pilots** near their project site to collect aerial data.

The pilot arrives with a **commercial drone** and handles all details of the flight and data collection, **keeping the entire process simple** for the client.

In the future, the public will have simple **one-click access to autonomous drone services** as Up Sonder is working to fully automate how the world accesses drone services.

Up Sonder is creating **charging infrastructure** to support a **network of autonomous drones** that will be called upon to fly directly to project sites to perform needed services.

Making drone service open and simple for all is Up Sonder's mission.

Up Sonder converted from an LLC to a C-Corp in 2020.

Competitors and Industry

Based on our understanding this may include companies that provide full services (i.e. PrecisionHawk, Dronebase, DroneUp, Dronegenuity) and companies that provide self service (i.e. PrecisionHawk)

Based on our research **drone services is a rapidly evolving industry** still in its infancy both in the US and worldwide, **fragmented**, and with no clear leading authority or household name.

Current data collection (photo, video, spectral, thermal, etc) by drones are mainly performed via **commercially licensed drone pilots** in approved airspace. (source: https://kittyhawk.io/blog/all-time-activity-across-the-kittyhawk-platform/)

We believe human led flights will **decrease** dramatically over the next decade as autonomous drones and favorable regulations start **increasing** but autonomous drones will still face limitations due to **poor battery life**.

Up Sonder's anticipiated **charging pad network** is designed to eradicate the drone-in-a-box business model and **extend the flight time and coverage area** of autonomous drones in order to provide **simple drone services** to more of the mass population.

Up Sonder's business model of an **open network** compared to closed-box systems that fragment the market more is our competitive advantage.

Current Stage and Roadmap

Today, businesses and the general public have two options when coming to Up Sonder to access Marketplace 1.0, **full-service** (Up Sonder handles project management start to finish and charges a higher rate that increases our profit margins between 15% - 30%) or **self-service** (client handles project management start to finish by searching-and-booking through our **gig-economy marketplace** that is fully developed and functional allowing for full communication and data transfer between client and pilot. Our margins are currently set at 15% per transaction).

Up Sonder will work to transition from a human-driven drone services network (Marketplace 1.0) to a fully autonomous one (Marketplace 2.0) by building America's first **autonomous drone charging network** we call the **if-Network** ("if" stands for infinity flight).

The charging infrastructure is currently in the planning phase, while the **propitiatory precision navigation** is developed and being refined. With propitiatory low-cost precision navigation, our business model becomes scalable as an **infrastructure solution**.

Up Sonder has early data on potential charging sites for our if-Network throughout the United States, has **built** our minimal reference drone, and successfully **tested** and **demonstrated** the propitiatory low-cost precision navigation technology. We believe we have identified all the technologies necessary to manage thousands of drones with thousands of if-Network charging pads as the individual technologies already exist; Up Sonder has the vision to bring them together to make **drone services accessible to all**.

Our anticipated **developmental road map** is as follows:

Year 1: Refine and improve Minimum Reference Drone (MRD), design and build if-Network pad demonstration and test bed, demonstrate MRD and charging operation.

Year 2: Begin developing relationships with drone manufacturers using the demonstration with the MRD and if-Network. Develop drone fleet traffic control and build demonstration system. Begin optimization study for fleet management: how many drones are needed for what level of service, how many if-Network pads to support the fleet? What's our revenue sharing model?

Year 3: Refine MRD, if-Network pad, and drone fleet control systems. Continue analysis of fleet management and operations.

Year 4: Prototype production version of if-Network pads. Use results of fleet management and operations study to design network of charging pads, ie where do they need to be? Start confirming availability of sites.

Year 5: Start building out and expanding if-Network

The Team

Officers and Directors

Name: Derek Waleko

Derek Waleko's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: October 14, 2015 - Present
  Responsibilities: Complete oversight of day to day operations. Salary: $0 | Equity Compensation: 64.5% (prior to raise)

Other business experience in the past three years:

- **Employer:** KOTRA Los Angeles
  Title: Senior Investment Consultant
  Dates of Service: March 15, 2011 - Present
  Responsibilities: Mergers and Acquisitions

Name: Albert Isaac Nabors

Albert Isaac Nabors's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: October 14, 2015 - Present
  Responsibilities: Overseeing day to day operations. Salary: $0 | Equity Compensation: 14.8% (prior to raise)

Other business experience in the past three years:

- **Employer:** Dallas Midtown Physical Therapy and Rehabilitation/Southwest Center Physical Therapy and Rehabilitation
  Title: Physical Therapist/Partner
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Patient care and day to day operations.

Name: Sung Moon Kang

Sung Moon Kang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 14, 2019 - Present
  Responsibilities: Strategic planning of technology development. Salary: $0 | Equity Compensation: 5% (prior to raise)

Other business experience in the past three years:

- **Employer:** SySense Inc.
  Title: President
  Dates of Service: March 01, 2001 - Present

Responsibilities: Research and engineering

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series A Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the

securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the drone industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series A Preferred Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for drone services. Our revenues are therefore dependent upon the market for drone services.

We may never have an operational product or service
It is possible that there may never be an operational Marketplace 2.0 or that Marketplace 2.0's services may never be used to engage in transactions. It is possible that the failure to release Marketplace 2.0's services is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the early research and development stage for Marketplace 2.0. Delays or cost overruns in the development of Marketplace 2.0 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Series A Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Up Sonder was formed on October 14, 2015, as a Delaware LLC and then later converted to a Delaware C Corp August 26, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Up Sonder has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Up Sonder is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the

value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including drone flights, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Up Sonder or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Up Sonder could harm our reputation and materially negatively impact our financial condition and business.

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, pandemic, downturn or otherwise, local competition or changes in consumer taste. Even though the Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy, and which is insured by the Federal Deposit Insurance Corporation, these adverse conditions could affect the Company's financial condition and the results of its operations.

Future growth of our business plan depends, in part, on our ability to expand our drone services outside of the United States and, as a result, we are susceptible to risks associated with international operations.
The Company intends to expand its operations globally requiring significant investments, including potential acquisitions of other businesses. The Company's management currently has limited operating and ecommerce experience in foreign jurisdictions, and may require additional management personnel to manage a global organization. In

addition, conducting international operations subjects the Company to risks generally not faced in the United States, including: 1. Compliance with foreign laws and regulations, including those laws governing Internet activities, email messaging, collection and use of personal information, ownership of intellectual property, taxation and other activities important to our online business practices, which may be less developed, less predictable, more restrictive, and less familiar, and which may adversely affect financial results in certain regions; 2. Competition with companies with better understanding of the local foreign market; Legal uncertainty regarding our liability for the transactions and content on our website, including online bookings, drone service listings and other content provided by members; 3. Lack of familiarity with and the burden of complying with a wide variety of other foreign laws, legal standards and foreign regulatory requirements, including invoicing, data collection and storage, financial reporting and tax compliance requirements, which are subject to unexpected changes; 4. Difficulties in managing and staffing international operations and establishing or maintaining operational efficiencies; 5. Political, pandemics, social and economic instability abroad, war, terrorist attacks and security concerns in general; and 6. Higher telecommunications and Internet service provider costs. The Company cannot guarantee that our international expansion efforts in any single territory or multiple territories will be successful, and even if successful the investment and additional resources required to establish global operations and manage growth in other countries may not produce the desired levels of revenue or profitability and could instead result in increased operational costs.

The Company has a limited operating history upon which you can evaluate its performance, and accordingly, the Company's prospects must be considered in light of the risks that any new company encounters.
The Company is just beginning to implement its business plan and there can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

To date, the Company has not become profitable, and the Company relies on, and will likely continue to rely on in the future, external financing to fund its operations, which may be difficult to obtain on acceptable terms to the Company.
Since inception, the Company has relied upon the issuance of membership interests and a loan from an officer of the Company to fund operations. The Company has not achieved profitable results and may incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern. While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so.

The amount of capital the Company currently has is not enough to sustain the Company's current or future business plans.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in past Offerings. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell

or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of her or his investment.

The Company is reliant on funding provided by its CEO, Derek Waleko, the loss of which may affect the Company's operations.
The Company's CEO, Derek Waleko, has been providing personal loans to the Company to cover operational needs. If Mr. Waleko became unwilling or unable to continue funding the Company's operations, then the Company will need to procure external financing, or its financial condition and results of operations could be negatively affected.

The Company's success depends on the experience and skill of its managers and officers, and the loss of any one of them could affect the Company's business.
In particular, the Company is dependent on Derek Waleko, who is the Chief Executive Officer of the Company, Dr. Isaac A. Nabors, who is the President of the Company, and Dr. Sung Moon Kang, who is the Chief Technology Officer of the Company. Mr. Waleko and Mr. Nabors oversee and manage accounting, development, R&D, talent scouting, customer service, mission planning, strategies, and fund raising of the Company. Dr. Sung Moon Kang oversees R&D issues within the Company. The Company has or intends to enter into employment agreements with Derek Waleko, Dr. Isaac A. Nabors, and Dr. Sung Moon Kang, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Derek Waleko, Dr. Isaac A. Nabors, and Dr. Sung Moon Kang or any managers or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company has no way to guarantee key personnel will stay with the Company.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has no way to guarantee key personnel will stay with the Company, as many states, especially California, may not enforce certain non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company may implement new lines of business or offer new products and services

within existing lines of business, which may not prove successful.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new services may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company relies on Independent Contractors to provide the Services, meet its regulatory and contractual obligations to its customers and conduct its operations.
The Company depends on independent contractors, namely, drone pilots certified by U.S. Federal Aviation Administration (the "Independent Contractors"), to provide the Services to its customers and conduct its operations. The Company's ability to meet its obligations to its customers may be adversely affected if the Independent Contractors do not perform the agreed-upon services in compliance with regulatory requirements, customer requirements and in a timely and cost-effective manner. The Independent Contractors may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

The Company may be adversely affected if Independent Contractors engaged by the Company have been or act in a non-compliant massin with respect to FAA regulations.
All commercial drone operations need to be conducted by a pilot licensed by the U.S. Federal Aviation Administration ("FAA"), and the drones being flown to conduct the operations must be registered with the FAA and labeled with their registration numbers. Also, FAA airspace rules and regulations must be followed during operations. For example, the Independent Contractors shall have a valid public liability insurance and shall not fly in restricted airspace, or without the proper FAA flight waivers. Non-compliance of the Independent Contractors with any of the FAA regulations for commercial flying, specifically Part 107 rules, could have an adverse impact on the Company.

Changes in government regulations could adversely impact the Independent Contractors and the Company.
The success of the Company's operations relies heavily on government regulations and the ability of the Independent Contractors to commercially operate drones in compliance with such regulations, particularly those promulgated by the FAA. The Company expects that court actions and regulatory proceedings will continue to refine the Independent Contractors' rights and obligations under applicable regulations, the results of which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the Company.

The Independent Contractors and their drones may cause incidents, including collisions that injure people and destroy property.
The Independent Contractors have multiple potential obstacles associated with flying drones ranging from structures to weather and everything in between. The risk of

something going wrong, such as a collision that injures a person or damages equipment, is inherent cannot be predicted. Potential drones-related incidents could have an adverse impact on the Company.

The Company may fail to improve the Services in a competitive, demanding and rapidly changing environment.
To succeed in the competitive industry, the Company must continually improve the Services to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which the Company must introduce and implement new technology. This requires a high level of innovation by both the Company's software developers and the Independent Contractors. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. The Company must continue to respond to market demands or the Company's business operations may be adversely affected. The Company's future results may be affected if it is unsuccessful in its efforts to enter into agreements with customers from oil & gas, agriculture, construction, survey, real estate, insurance, journalism, and film industries. As a result of these and other factors, the Company's ability to introduce new or improved solutions could be adversely impacted and the Company's business would be negatively affected.

The Company's competitors may have greater resources and superior expertise.
The Company's main competitors are PrecisionHawk and DroneBase. Our competitors may have significantly greater financial, technical and human resources than we have and superior expertise in marketing the Services. These competitors also compete with us in recruiting and retaining qualified personnel, the Independent Contractors, and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize the Services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that the Services will achieve initial market acceptance and our ability to generate meaningful additional revenues from the Services.

The Company's inability to address a quality or safety issue may cause negative publicity, a loss of customer confidence, and regulatory penalties.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future services, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new services. In addition, a successful claim brought against us, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company intends to use the proceeds from past Offerings for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from past Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment

with respect to application and allocation of the net proceeds of past Offerings. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of her or his investment.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in the industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Services or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise the Company's confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of the Company's data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

Security breaches of confidential customer information, in connection with electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the Company's business.

The Company's business requires the collection, transmission and retention of employee information and customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that the Company maintains and in those maintained by third parties with whom the Company contracts to provide services. The integrity and protection of that customer and employee data is critical to the Company. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

Negative public opinion, including on social media, could damage the Company's reputation and adversely affect its business.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct. There may be times when customers dislike the Services. The customers who dislike the Services may leave negative reviews, which may influence other potential customers' opinion about the Services and decrease the Company's sales. This may result in negative public opinion about the Company and the Services. Negative public opinion can adversely affect the Company's ability to attract and retain customers and employees and can expose the Company to litigation and regulatory action, which may be expensive and time-consuming. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

From time to time, third parties may claim that the Company and/ or the Services infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the Services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the Services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Services infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of

operations in the period or periods for which determination is made.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may be subject to government or regulatory approval to operate its future business model.
The Company is working towards automating its current drone services marketplace that would have 3rd party autonomous drones to offer services in the future. Beyond Visual Line of Sight (BVLOS) and other permissions will be required to offer such services. Current rules and regulation do not allow for BVLOS. As such, future testing and implementation of automation plans may be impacted and may have a material adverse effect on its financial condition.

Our inability to raise additional capital may result in us not being able to fully fund our operations and to otherwise execute our business plan or continue as a going concern.
We will likely require additional capital in the future and may seek to raise it through the public or private sale of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing. We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. We currently do not have any binding commitments for, or readily available sources of, additional capital and may not be able to secure any additional capital we may need on terms favorable to us, if at all. We cannot give you any assurance that we will be able to secure the additional capital we may require to continue our operations. To the extent we require additional capital and cannot raise it, we may have to limit our then-current operations and curtail all or certain portions of our business objectives and plans. In addition, should our costs and expenses prove to be greater than currently anticipated, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses (such as through the acquisition of new products), the depletion of our working capital would be accelerated, intensifying our need for additional capital. If we are unable to obtain the additional capital needed it would have a material adverse effect upon us and may affect our ability to continue as a going concern.

We may not be able to obtain additional financing on terms that are not unduly expensive or burdensome to us or disadvantageous to our existing members.
Even if we are able to raise additional cash or working capital through the public or private sale of debt or equity securities, debt financing or short-term loans, or the satisfaction of indebtedness without any cash outlay through the private issuance of debt or equity securities, the terms of such transactions may be unduly expensive or burdensome to us or disadvantageous to our existing members. For example, we may be forced to sell or issue

our securities at significant discounts to market, or pursuant to onerous terms and conditions, including the issuance of preferred equity with disadvantageous dividend, voting or veto, conversion, redemption or liquidation provisions; the issuance of convertible debt with disadvantageous interest rates and conversion features; the issuance of warrants with cashless exercise features; the issuance of securities with anti-dilution provisions; and the grant of registration rights with significant penalties for the failure to quickly register. If we raise debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations. We also might be required to sell or license our products or technologies under disadvantageous circumstances we would not otherwise consider, including granting licenses with low royalty rates and exclusivity provisions.

We lack brand recognition and have not developed a market.
To date, we have focused on analyzing market opportunity, market research, technology scoping and business plan development, and have not produced any widely commercially viable products or services. Our ability to finance operations and to achieve profitability will depend, in large part, on our ability to introduce and successfully market our products and services. Market and brand acceptance and recognition generally require substantial time and effort. While we believe that our technology, marketing, and sales plan will generate revenue, we make no assurances that the drone services market will be penetrated as planned. Additionally, if it is, we make no assurances regarding the level of penetration required to be successful in helping us realize a competitive advantage over existing competitors or others who may enter the markets.

Intense competition could reduce our market share and harm our financial performance.
Existing competitors, as well as potential new competitors, may have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and sales resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, outside contributors, strategic partners and consumers. Our competitors may develop products and/or services that are equal or superior to ours or that achieve greater market acceptance than ours. It is also possible that new competitors may emerge that rapidly acquire significant market share. We may not be able to compete successfully with these other companies. Our failure to overcome these competitive forces could materially adversely affect our business, results of operations and financial condition, including our ability to expand our operations and offer new products and/or services. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

Our future success and profitability depends on the continued services of our key management personnel and our ability to hire additional skilled personnel.
Our future success depends upon the continued service of certain of our key management personnel. The loss of one or more of our key management personnel, could materially adversely affect our business, results of operations and financial condition. We cannot assure you that we will be able to retain the services of any of our key executives. If we had

to replace any of our key executives, we would not be able to replace the significant amount of knowledge that our key executives have about our operations. In addition, we would be forced to expend significant time and money in the pursuit of a replacement, which would result in both a delay in the implementation of our business plan and the diversion of working capital. Our future success also depends on our continuing ability to attract, hire, efficiently train, and retain skilled marketing and sales personnel to sell our products and services, along with highly qualified technical and managerial personnel. Should we fail in any of these endeavors, our potential to generate revenues will be negatively affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Derek Waleko	23,000,000	Class A Common Stock	79.7

The Company's Securities

The Company has authorized SAFEs, Class A Common Stock, Class B Common Stock, Series A Preferred Stock, and Blank Check Preferred. As part of the Regulation Crowdfunding raise, the Company will be offering up to 7,133,333 of Series A Preferred Stock.

SAFEs

The security will convert into Dependent on next financial raise over $1 million and the terms of the SAFEs are outlined below:

Amount outstanding: $364,185.90
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Next financial raise over $1 million

Material Rights

There are no material rights associated with SAFEs.

Class A Common Stock

The amount of security authorized is 30,000,000 with a total of 28,290,000 outstanding.

Voting Rights

10x vote per share Class A

Material Rights

Liquidation Preference

If and upon a liquidation of the Company, Class A and Class B Common Stockholders have liquidation rights to receive payment for the contributed capital and an additional common stock payment before any distributions to preferred stockholders.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 5,600,000 outstanding.

Voting Rights

1x vote per share Class B

Material Rights

Liquidation Preference

If and upon a liquidation of the Company, Class A and Class B Common Stockholders have liquidation rights to receive payment for the contributed capital and an additional common stock payment before any distributions to preferred stockholders.

Series A Preferred Stock

The amount of security authorized is 14,000,000 with a total of 2,277,569 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

There are no material rights associated with Series A Preferred Stock.

Blank Check Preferred

The amount of security authorized is 21,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Blank Check Preferred.

Material Rights

The Board is authorized to fix the number of units of any series of Preferred Stock and to determine the designationand other terms, rights and priorities of any such series from time to time.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including voting rights, additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $357,045.00
  Use of proceeds: Hiring an employee, R&D, sales and marketing, and general operating expenses.
  Date: August 01, 2019
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The 2020 pandemic led to much uncertainty which led Up Sonder to cut cost, such as development cost by 81% and increase Marketing expenses by 78%, the results of these efforts increased gross revenue by 271% over 2019 levels.

Historical results and cash flows:

Historically, Up Sonder has been growing in size, technology, investment, and cash flow. We anticipate this will continue as the drone services industry continues to mature.

Over the last year we cut R&D and increased marketing to account for the global pandemic which prohibited our ability to test our technology out in the field. As the uncertainty of the pandemic decreases and vaccine rollout continue on mass scale we anticipate increasing R&D expenses. The areas that were the most cash flow intensive were developments in the areas of precision navigation testing, API, and website automations. We anticipate this will be a continual trend as more development is needed to automate Marketplace 1.0 to transition to Marketplace 2.0.

Up Sonder has generated its cash needs through initial investments directly from the founders and by selling equity and SAFEs to outside investors, as well as loans, short term debt, and revenue. We anticipate in the future that more of our cash needs will be fulfilled by additional investment and increased revenue. Up Sonder plans to continue its effort with Reg CF fundraising and start focusing on attracting venture capital investment. Up Sonder also will continue to optimize Marketplace 1.0 and build out its marketing strategy to increase revenue. We anticipate continued growth and believe we will be able to outperform 2020 revenue but due to the uncertainty of the pandemic and vaccine effectiveness overtime we can give no assurance as to future results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has $106,633 in cash and expects to have a runway of approximately 12 months.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company's ability to raise money is a critical factor for our financial resources to fund day to day operations. The Company does produce revenue, have cash on hand, and has access to lines of credit, but does rely on investor funds to support the Company in these early years on its path to profitability. StartEngine campaign funds are critical to Up Sonder's operations. Additional funds available are from operations and average approximately $4,500 per month, according to Up Sonder's trialing 12 month monthly averages as of March 2021.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company's ability to continue past the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise the majority of the capital needed to satisfy its liquidity needs through a continued Regulation Crowdfunding offering in 2021 through the StartEngine platform. No assurance can be given that the Company will be successful in these efforts. As such, the funds from the Company's StartEngine campaign are necessary for the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company already surpassed the minimum funding goal, but even pf we only raised the minimum, we estimate the Company would be able to continue operations for 15 months. This estimate assumes no additional revenue during this period, all credit lines are utilized, and is based on a monthly burn rate of approximately $9,000

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises its maximum amount ($1,070,000) during its campaign, then we estimate that the Company would be able to continue operations for the next 32 months, or until 2024. This estimate assumes no additional revenue during this period, all credit lines are utilized, and is based on a monthly burn rate of approximately $30,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company plans to raise future capital as needed to satisfy future obligations with a special focus on venture capital.

Indebtedness

- **Creditor:** Derek Waleko
  Amount Owed: $60,598.00
  Interest Rate: 0.0%
  Since inception, the Company's founder and CEO has funded the Company's cash flow needs through informal advances to the Company. The total balance due under these arrangements as of December 31, 2019 and 2018 was $66,098 and $61,098, respectively. The balances bear no interest and are considered payable on demand.

- **Creditor:** Small Business Administration (SBA)
  Amount Owed: $9,255.00
  Interest Rate: 0.0%
  In May of 2020, the Company received a loan of $9,255 from the SBA made available under the Paycheck Protection Program implemented under the CARES Act. As of the issuance of these financial statements, the Company expects to meet conditions that will allow the entire loan to be forgiven.

- **Creditor:** SAFE Holders
  Amount Owed: $320,351.00
  Interest Rate: 0.0%
  Dependent on the next financial raise over $1 million. SAFE discount rate is 20%, with a valuation cap of $6,000,000.

Related Party Transactions

- **Name of Entity:** Sung Moon Kang
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Up Sonder's CTO, Sung Moon Kang, is also President of SySense. SySense is Up Sonder's technology development arm. Up Sonder uses SySense to conduct all our R&D. Sung forgoes any compensation as CTO and Up Sonder pays as we go for R&D and technical development needs in exchange for 5% ownership in Up Sonder (which will vest in Feb. 2021).
  Material Terms: Up Sonder dedicates 20% of our budget to R&D that is handled by SySense. Up Sonder pays as we go for R&D and technical development needs in exchange for 5% ownership in Up Sonder.

- **Name of Entity:** Derek Waleko
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Since inception, the Company's founder and CEO has funded the Company's cash flow needs through informal advances to the Company.
  Material Terms: The total balance due under these arrangements as of December 31, 2019 and 2018 was $66,098 and $61,098, respectively. The balances bear no interest and are considered payable on demand.

Valuation

Pre-Money Valuation: $5,500,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $364,186.00 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Up Sonder's valuation was determined internally without a formal-third party independent evaluation and is based on the following points:

- Up Sonder has a diverse and talented team with expertise in the commercial drone industry, software, marketing, and finance and with experience working with the military, defense contractors, and NASA.

- Up Sonder has successfully tested and demonstrated its proprietary low-cost precision navigation that has the potential to scale drone services performed by autonomous drones.

- Up Sonder has what we believe to be valuable data of early possible charging locations that are unique to Up Sonder's current members.

- As of October 2020, gross revenue has increased 194% over 2019.

- Up Sonder's valuation is comparable to our closest compeitor DroneBase during their early stage funding rounds.

- Across a wide variety of industries the median valuations for angel and seed-stage pre-money valuations in H1 2020 were $6.5 million and $7.5 million, respectively according to Pitchbook's US VC Valuations Report Q2 2020. As a seed stage startup Up Sonder's valuation falls under these median values. (https://files.pitchbook.com/website/files/pdf/PitchBook_Q2_2020_US_VC_Valuations_Report.pdf)

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,999.95, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*

50.0%
Funds will be used for targeted advertising (Google, Linkedin, Facebook), events, promotions, and trade shows. Marketing will play a major role in scaling the demand side of our marketplace and where we plan to use the majority of the funds to achieve that goal.

- *Company Employment*
  20.0%
  Funds will be used to hire an RF (radio-frequency) Engineer for work on Marketplace 2.0. We will also hire a mission manager to oversee, coordinate, and manage inbound and current drone missions. And a marketing manager for sales and marketing.

- *Research & Development*
  20.0%
  Marketplace 2.0 next stages are to test precision landing functionality with charging pads, flight communications functionality, and charging system integrations. We will also merge the companion computer and the flight controller computer into one CPU on our minimal referrence drone.

- *Operations*
  6.5%
  Funds will be used for website maintenance and improvements. Also, other expenses from subscription-based services use for communications (web-based chat, email, phone, etc), data storage, hosting, CRM, Accounting, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.upsonder.com/ (https://www.upsonder.com/view/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/up-sonder

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Up Sonder, Inc.

[See attached]

Up Sonder, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

Up Sonder, Inc.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements as of December 31, 2020 and 2019 and for the years then ended	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Equity/(Deficit)	5
Statements of Cash Flows	6
Notes to Financial Statements	7

To the Board of Directors of
Up Sonder, Inc.
Pasadena, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Up Sonder, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet generated profits or significant revenues since inception, has sustained net losses of $165,277 and $269,486 during the years ended December 31, 2020 and 2019, respectively, has negative cash flows from operations during the years ended December 31, 2020 and 2019, has an accumulated deficit of $951,049 as of December 31, 2020, and lacks liquid assets to fund its future operations with $99,880 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA LLC

Artesian CPA, LLC
Denver, Colorado
March 31, 2021

UP SONDER, INC.
BALANCE SHEETS
As of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 99,880	$ 148,659
Accounts receivable	5,450	1,649
Subscriptions receivable	36,445	-
Prepaid and other assets	525	3,111
Total current assets	142,300	153,419
TOTAL ASSETS	$ 142,300	$ 153,419
LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current liabilities:		
Accounts payable	$ 27,074	$ 367
Accrued liabilities	-	3,527
Due to a related party	60,598	66,098
Total current liabilities	87,672	69,992
Long-term liabilities:		
Loan payable - PPP	9,255	-
SAFE liability	364,186	357,045
Total long-term liabilities	373,441	357,045
Total liabilities	461,113	427,037
Stockholders'/Members' equity/(deficit):		
Members' equity/(deficit)	-	(273,618)
Class A common stock, $0.001 par value; 30,000,000 authorized as of December 31, 2020, 28,290,000 shares issued and outstanding as of December 31, 2020	28,290	-
Class B common stock, $0.001 par value; 10,000,000 authorized as of December 31, 2020, 5,600,000 shares issued and outstanding as of December 31, 2020	5,600	-
Series A preferred stock, $0.001 par value; 14,000,000 authorized as of December 31, 2020, 2,451,997 shares issued and outstanding as of December 31, 2020	2,452	-
Additional paid-in capital	595,894	-
Accumulated deficit	(951,049)	-
Total stockholders'/members' equity/(deficit)	(318,813)	(273,618)
TOTAL LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)	$ 142,300	$ 153,419

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

UP SONDER, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

	December 31,			
		2020		**2019**
Net revenues	$	53,670	$	14,441
Operating expenses:				
General, administrative, and operations		162,441		83,877
Development		27,437		150,509
Sales and marketing		22,928		12,847
Total operating expenses		212,806		247,233
Loss from operations		(159,136)		(232,792)
Other expense:				
Grant income		1,000		-
SAFE financing costs		(7,141)		(36,694)
Total other expense		(6,141)		(36,694)
Net loss	$	(165,277)	$	(269,486)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

UP SONDER, INC.
STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)
For the years ended December 31, 2020 and 2019

	Class A Common Stock/Units			Class B Common Stock/Units		Series A Preferred Stock				
	Number of Shares/Units	Amount	Capital Contributions Receivable	Number of Shares/Units	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders'/ Members' Equity/ (Deficit)
Balance at December 31, 2018	46,000,000	$ 150,000	$ (77,000)	5,600,000	$ 350,000	-	$ -	$ -	$ (516,286)	$ (93,286)
Stock compensation	-	-	-	1,357,895	89,154	-	-	-	-	89,154
Net loss	-	-	-	-	-	-	-	-	(269,486)	(269,486)
Balance at December 31, 2019	46,000,000	150,000	(77,000)	6,957,895	439,154	-	-	-	(785,772)	(273,618)
Repurchase of founder shares	(17,710,000)	(77,000)	77,000	-	-	-	-	-	-	-
Conversion from LLC to corporation	-	(44,710)	-	(1,357,895)	(433,554)	1,357,895	1,358	476,906	-	-
Stock compensation	-	-	-	-	-	422,105	422	35,587	-	36,009
Issuance of preferred stock - Reg CF	-	-	-	-	-	671,997	672	89,213	-	89,885
Offering costs	-	-	-	-	-	-	-	(5,812)	-	(5,812)
Net loss	-	-	-	-	-	-	-	-	(165,277)	(165,277)
Balance at December 31, 2020	28,290,000	$ 28,290	$ -	5,600,000	$ 5,600	2,451,997	$ 2,452	$ 595,894	$ (951,049)	$ (318,813)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

UP SONDER, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
Cash flows from operating activities		
Net loss	$ (165,277)	$ (269,486)
Adjustment to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	36,009	89,154
Non-cash SAFE issuance costs	7,141	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(3,801)	(1,649)
(Increase)/Decrease in prepaids and other current assets	2,586	(1,911)
Increase/(Decrease) in accounts payable	26,707	(39,014)
Increase/(Decrease) in accrued expenses	(3,527)	3,527
Net cash used in operating activities	(100,162)	(219,379)
Cash flows from financing activities		
Proceeds from related party advances	-	5,000
Repayment of related party payable	(5,500)	-
Proceeds from PPP loan	9,255	-
Proceeds from issuance of preferred stock	53,440	-
Offering costs	(5,812)	-
SAFE issuances	-	357,045
Net cash provided by financing activities	51,383	362,045
Net change in cash	(48,779)	142,666
Cash at beginning of the period	148,659	5,993
Cash at end of the period	$ 99,880	$ 148,659
Supplemental Cash Flow Information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Issuance of SAFE agreement as broker compensation	$ 7,141	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Up Sonder, Inc. (the "Company"), is a corporation organized October 14, 2015 under the laws of Delaware. The Company was originally organized as a Delaware limited liability company named Up Sonder, LLC, which was converted to a Delaware corporation on August 26, 2020. The then outstanding membership units were converted into shares of the corporation, as described in Note 7. The Company provides drone services such as aerial photos, aerial videos, mapping, inspection, insurance, thermal images and data gathering across the United States with flight experience handling drone projects for the oil & gas, construction, real estate, and agriculture industries.

As of December 31, 2020, the Company has not commenced planned full-scale principal operations nor generated a significant amount of revenue. Once the Company commences its planned full-scale principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

Property and Equipment
The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives. Management periodically evaluates assets for impairment and writes off

capitalized costs as necessary. As of December 31, 2020 and 2019, no property and equipment has been capitalized.

Subscription Receivable
The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the subscription receivable is reclassified as a contra account to equity/(deficit) on the balance sheets.

Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk
The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2020 and 2019, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition
ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generally recognizes its revenue at the time its services are performed.

Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation". The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Advertising Costs
The Company expenses advertising costs as they are incurred.

Research and Development
The Company expenses research and development costs as they are incurred.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits or significant revenues since inception, has sustained net losses of $165,277 and $269,486 during the years ended December 31, 2020 and 2019, respectively, has negative cash flows from operations during the years ended December 31, 2020 and 2019, has an accumulated deficit of $951,049 as of December 31, 2020, and lacks liquid assets to fund its future operations with $99,880 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy it liquidity needs through another Regulation Crowdfunding offering in 2021 and/or other fundraising efforts. No assurance can be given that the Company will be successful in these efforts.

The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: SAFE LIABILITY

During 2019, the Company conducted an offering of simple agreements for future equity (SAFE) under a Regulation Crowdfunding. The Company issued SAFEs for a total purchase amount of $357,045 in 2019. In 2020, the Company issued its broker in this offering a SAFE agreement for $7,141 as compensation. $364,186 and $357,045 of SAFE agreements remained outstanding as of December 31, 2020 and 2019, respectively. The Company incurred $7,141 and $36,694 of expenses in association with this offering during the years ended December 31, 2020 and 2019, respectively, which were charged to other expense in the statement of operations as the term of the liability cannot be reasonably estimated.

Upon the first and each subsequent equity financing (as defined in the SAFE agreements) conducted by the Company, the Company has the option to either: a) convert the outstanding SAFE agreements into its stock at a conversion rate determined by a 20% discount to the unit pricing in the triggering round or the number of units determined by a $6,000,000 valuation cap on the Company's fully diluted capitalization; or b) continue the term of the SAFE agreements.

If and upon a liquidation event (as defined in the SAFE agreements), the SAFE holders have the option to accept payment of their purchase amount or receive the number of units determined by a $6,000,000 valuation cap on the Company's fully diluted capitalization. If the liquidation event is after an equity financing where the Company elected to continue the term of the SAFE agreements, the conversion rate is the conversion rate from the first equity financing.

If and upon a dissolution event, SAFE holders are to be paid out on an as-converted basis based on the Company's valuation at the time of the dissolution.

The SAFE agreements are classified as a long-term liability until a conversion or termination event occurs.

NOTE 5: PAYCHECK PROTECTION PROGRAM ("PPP") LOAN

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $9,255, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven in 2021 based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

NOTE 6: RELATED PARTY TRANSACTIONS

Since inception, the Company's founder and CEO has funded the Company's cash flow needs through informal advances to the Company. The total balance due under these arrangements as of December 31, 2020 and 2019 was $60,598 and $66,098, respectively. The balances bear no interest and are considered payable on demand.

See Notes 7 and 8 for discussion of additional related party transactions.

NOTE 7: STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)

<u>Membership Units - LLC</u>
Prior to conversion to a corporation, the Company denominated its limited liability company interests as units and authorized 70,000,000 Common Units and 30,000,000 Preferred Units. The Common Units were further subdivided into Class A Common Units and Class B Common Units.

The Preferred Units were authorized to be issued from time to time in one or more series. The Managers were authorized to fix the number of units of any series of Preferred Units and to determine the designation of any such series, including, but not limited to, the voting powers, if any, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto pursuant to the operating agreement.

Class A Common Members were subject to additional capital calls as determined necessary and authorized by the Company's managers. Class A Common Units were entitled to ten votes per unit and Class B Common Units were entitled to one vote per unit.

Upon a liquidation, after satisfaction of liabilities, payment of expenses, and funding reserves, the remaining assets were to be distributed first to Class B Common Units for their unreturned capital contributions, then to any preferred units in accordance with the established terms, then to Class A Common Units for their unreturned capital contributions, then ratably to the members subject to the manager's discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no stockholder of the Company is obligated personally for any such debt, obligation, or liability.

<u>Issuances of Units - LLC</u>
At inception, the Company issued 23,000,000 Class A Common Units to a founder for cash consideration of $50,000 and 23,000,000 Class A Common Units to another founder for cash consideration of $100,000, of which $23,000 was paid in 2017 and the remaining $77,000 remained

outstanding as a capital contribution receivable as of December 31, 2019. In 2020, the Company agreed to reduce this founder's outstanding Class A Common Units from 23,000,000 units to 5,290,000 units and forego collection of this capital contribution receivable, effectively repurchasing these units in a non-cash transaction.

Conversion from LLC to Corporation
On August 26, 2020, the Company converted Up Sonder, LLC, a Delaware limited liability company, to Up Sonder, Inc., a Delaware corporation. Up Sonder, Inc. authorized 75,000,000 shares of stock, consisting of 30,000,000 shares of Class A Common Stock (par value $0.001), 10,000,000 shares of Class B Common Stock (par value $0.001), 14,000,000 shares of Series A Preferred Stock (par value $0.001), and 21,000,000 shares of undesignated Preferred Stock (par value $0.001). The then outstanding membership units were converted into shares of the corporation, where 28,290,000 Class A Common Units were converted into 28,290,000 shares of Class A Common Stock, 5,600,000 Class B Common Units were converted into 5,600,000 shares of Class B Common Stock, and 1,357,895 Class B Common Units were converted into 1,357,895 shares of Series A Preferred Stock.

Class A Common Stock have voting rights of 10 votes per share, Class B Common Stock have voting rights of 1 vote per share, and preferred stock do not have voting rights. If and upon a liquidation of the Company, as defined in the articles of incorporation, the common stockholders have liquidation rights to the contributed capital (as defined in the articles of incorporation) and an additional common stock payment (as defined in the articles of incorporation) before any distributions to preferred stockholders.

Stock/Unit Issuances
In January 2019, the Company entered into an agreement with its CTO whereby the Company will issue 5% of its equity to the CTO for services rendered, vesting monthly over 24 months. See Note 8 for other financial commitments associated with this agreement. Based on the outstanding common units at the time of the issuance, the Company determined it was to issue 2,715,789 common units under this arrangement, subject to downward adjustment to maintain the 5% ownership upon resolution of the number of common units outstanding under the aforementioned unfunded founder issuance. Upon the reduction in 2020, the total number of shares to be issued under this agreement was revised to 1,780,000. During 2020 and 2019, 422,105 and 1,357,895 of such shares/units vested and were issued as Series A Preferred Stock, respectively. The Company recognized stock compensation expense of $27,437 and $84,868 during the years ended December 31, 2020 and 2019, respectively, on these vested units in recognition of the services rendered, which were recorded to development expense in the statement of operations.

In June 2019, the Company entered into an agreement with an employee whereby the Company will issue 1% of its equity to the employee for services rendered, vesting after four years of service. Based on the outstanding common units at the time of the issuance, the Company determined it is to issue approximately 356,000 shares of Class B Common Stock under this arrangement. During 2020 and 2019, none of these shares vested or were issued. The Company recognized stock compensation expense of $8,572 and $4,286 during the years ended December 31, 2020 and 2019, respectively, on this grant in recognition of the services rendered, which were recorded to sales and marketing expense in the statement of operations. The Company has $21,432 of unrecognized compensation expense on this agreement as of December 31, 2020, which will be recognized in over the remaining 30 months of the vesting period.

During 2020, the Company commenced an offering of its Series A Preferred Stock pursuant to a Regulation CF offering at $0.15 per share. Under this offering, the Company issued 671,997 shares of Series A Preferred Stock for gross proceeds of $89,885. $36,445 of such were not yet received as of December 31, 2020 and were therefore recorded as a stock subscription receivable on the balance sheet.

Outstanding Stock/Units
As of December 31, 2019, the Company had 46,000,000 Class A Common Units and 6,957,895 Class B Common Units issued and outstanding. As of December 31, 2020, the Company has 28,290,000 shares of Class A Common Stock issued and outstanding, 5,600,000 shares of Class B Common Stock issued and outstanding, and 2,451,997 shares of Series A Preferred Stock issued and outstanding.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Future Financing Proceeds
In an agreement with a company controlled by the Company's CTO (the "Related Company"), the Company has committed to paying the Related Company 20% of its gross proceeds from the next $2,500,000 of investments into the Company, or $500,000.

Legal
The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: INCOME TAXES

Up until its conversion to a corporation on August 25, 2020, the Company was taxable as a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members. Therefore, no provision for income tax has been recorded in these financials statements up until the conversion to a corporation.

Following the August 25, 2020 conversion to a corporation, the Company became taxable as a corporation. Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of December 31, 2020, the Company had net deferred tax assets before valuation allowance of $50,604, resulting from its net operating loss carryforwards. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, a valuation allowance of $50,604 was recorded as of December 31, 2020. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.1%. The effective rate is reduced to 0% for 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $180,021, which may be carried forward to offset future income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2018.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Preferred Stock Issuances
In 2021, the Company issued an additional 464,179 shares of Series A Preferred Stock for gross proceeds of $66,756 under its Regulation CF offering discussed in Note 7.

Management's Evaluation
The Company has evaluated subsequent events through March 31, 2021, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Up Sonder

Connecting the world to drone services.


Up
Sonder

Website | Los Angeles, CA | SOFTWARE & SERVICES | PROFESSIONAL SERVICES

$179,125 raised
$357,045 previously crowdfunded

314 Investors	$5.5M Valuation
$0.15 Price per Share	$279.00 Min. Investment
Preferred Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Up Sonder connects businesses and individuals to professional drone services through a national marketplace. Today, Up Sonder lets customers easily and quickly hire a drone pilot. In the future, it is working to offer the public simple, one-click access to autonomous drone services that are supported by a network of charging pads. Its mission is to make drone services open to and simple for all.

Overview | Team | Terms | Updates 12 | Comments | Follow

Reasons to Invest

- Commercial drone industry is set to double by 2025
- Actively designing and developing charging infrastructure for a network of autonomous drones based on proprietary technology
- A diverse and talented team with expertise in the commercial drone industry, software, marketing, and finance and experience with the military, defense contractors, and NASA


Telecommunications

Rewards

Get rewarded for investing more into Up Sonder:

$249+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1
Receive an additional 3% bonus shares and access to Up Sonder's private weekly investor updates.

$1,000+
Investment
Tier 2
Receive an additional 5% bonus shares, as well $95 credit for drone services anywhere in the United States, a limited edition early investor shirt, and access to Up Sonder's private weekly investor updates.

THE PROBLEM

Drone services are not readily accessible to most people

Complexity and energy limitations limit access to drone services for most of the public.

Drone services are fragmented, leaving potential users with difficult questions on regulations, insurance, trustworthy resources, and finding qualified drone pilots. Further impeding access are the battery power limitations of drones, which restrict flight times.

DRONE MARKET PAIN POINTS

- Finding quality drone services
- Sourcing drone pilots
- Understanding airspace rules, regulations, & insurance requirements
- Understanding how drone services can benefit businesses
- Managing drone services start to finish

These findings are based on internal management research.

Currently, the industry is focused on closed-boxed solutions that do little for the average person, present a fragmented solution to businesses, and further complicate the use of drone technologies.

THE VISION

Leading the charge in bringing drones to everyday life

Over the next few years, Up Sonder plans to transition from its current human-driven network (Marketplace 1.0) to a completely autonomous one by building the first autonomous drone charging network (Marketplace 2.0).



This network will extend the flight time and coverage area of autonomous drones. It will expand the availability of drone services to many more geographies, enabling more users to access drones and acquire their services in much shorter time frames.

Ultimately, our mission is to open access to drones services for all while addressing the industry-wide issue of flight time and power sources.

Autonomous Drone Charging Network

$2,500+
Investment
Tier 3
Receive an additional 8% bonus shares, as well $225 credit for drone services anywhere in the United States, a limited edition early investor shirt, and access to Up Sonder's private weekly investor updates.

$5,000+
Investment
Tier 4
Receive an additional 13% bonus shares, as well $350 credit for drone services anywhere in the United States, a limited edition early investor shirt, and access to Up Sonder's private weekly investor updates.

$15,000+
Investment
Tier 5
Receive an additional 21% bonus shares, as well $1,000 credit for drone services anywhere in the United States, DJI Mavic Air 2 Drone, a limited edition early investor shirt, and access to Up Sonder's Private weekly investor updates.



The computer generated image is for illustration purposes only, actual product is in development and final result may differ.

THE SOLUTION

One-click access to autonomous drone services


Drone
900+ CITIES
Services

In order to achieve its goal of connecting the world to drone services, Up Sonder is developing a network infrastructure for autonomous drones. Businesses and individuals will be able to access this network to execute service requests for everything from deliveries to inspections.

Marketplace 1.0

Up Sonder's current offering, Marketplace 1.0, is helping the company identify demand trends and optimize a solution for connecting the world to drone services. Working within existing regulations and laws, clients can hire certified drone pilots near their project site to collect aerial data. Pilots arrive with a commercial drone and handle all flight details and data collection, keeping the entire process simple for the client.

BOOK — Book a professional drone pilot anywhere in the U.S.

FLY — An Up Sonder pilot will visit your location & do all the flying.

DATA — Get your data fast in just days.

Customers have two options:

1. Through direct contracts, Up Sonder's team finds and manages the best pilot for their project. This full service option includes the dedicated services of a project manager until the assets are delivered, payments are received, and the mission is closed out.
2. Through a self service model, clients can search and book services through the Up Sonder directory/marketplace. They will speak directly to each pilot to plan details and communicate until the mission is complete.

Structured as a "gig-economy" platform that is also fueling valuable user insights, Marketplace 1.0 is also helping Up Sonder build a network of advocates that will become the future customers and autonomous drone providers.


MARKETPLACE 1.0
Human Pilot Network
upsonder.com
Sonder
PROFESSIONAL DRONE SERVICES NEAR YOU
WELCOME TO UP SONDER
Make money listing your drone service!
DISCOVER MORE

Marketplace 2.0

Marketplace 2.0 will simplify drone services even further with autonomous drones powered by the company's planned rooftop charging network, Up Sonder's infinity flight (if) network.

Up Sonder's infinity flight (if) Network will unleash the potential of on-demand drone services with proprietary precision navigation technology. The if-Network pads will charge drones, and allow them to service customers within reach of the network. Network pads will be located on residential and commercial rooftops and employ a revenue-sharing model with the property owners. When fully implemented, drones owned by individuals will be allowed to opt into the network whenever they want and share in the revenue generated by their drone.


MARKETPLACE 2.0
Autonomous Drone Network
Up Sonder
LIVE VIEW
Your drone is home
+ $144.89
+ $89.55
Fully Autonomous
Rooftop Charging
Access for All

The computer generated image is for illustration purposes only, actual product is in development and final result may differ.

Up Sonder's plans to launch this interconnected network of rooftop charging pads will coincide with the boom in the drone market, which is expected to reach $42.8B by 2025.

THE MARKET

Expected to double by 2025


COMMERCIAL DRONE MARKET
$42.8B by 2025

The true benefit of drones lies in their versatility and ability to collect aerial data more efficiently than ever before. As a recent report from Gartner says, “enterprise drones occur in multiple different verticals, as they provide a unique new technology with functionality that can be applied to a variety of tasks.” (source).

- Industry analysts predict that by 2021 there will be 1 million unit sales of commercial drones annually and drone use will continue to expand across numerous industries
- By 2025, analysts predict the commercial drone market will reach over $42B at a 13.8% CAGR
- The North American and Asian markets will be the dominant players in this growth, making up nearly 70% of the commercial use of drones by 2025


DRONE MARKET REVENUE
$Billions
50
40
30
20
10
0
18
22
28
33
37
40
43
‘19
‘20
‘21
‘22
‘23
‘24
‘25
North America
6.89
11.82
South America
.59
1.11
Europe
5.19
9.86
Oceana
.65
1.09
MEA
.53
1.08
Asia
8.62
17.89

Source: Droneii, The Drone Market Size 2020-2025: 5 Key Takeaways

Monitoring/Inspection

Drone use is expected to greatly increase in the insurance and commercial infrastructure industries. Insurance use is expected to increase 25-fold, and the use of drones to monitor the health of commercial buildings is expected to increase 18 times by 2028.

Survey-Mapping

Drones save time and money surveying construction sites and the number of U.S. construction drones per employee will increase twelvefold between 2018 and 2028 (source).

INSURANCE

use is expected to increase

25X

DRONE USE

to monitor building health to increase

18X

Delivery

With only 20K drones carrying out retail deliveries in 2020, a huge uptick is expected in the near term to raise that number to more than 1M drones operating retail deliveries in 2026.

Public Sector

The same holds true in the public sector, which is expected to grow its use of drones from 96K in 2019 to almost 800K by 2029.

RETAIL DELIVERIES

Drones In Operation



20K Drones in 2020

1M Drones in 2026

Drone services and the wider commercial drone market are an early-stage industry that, based on our research, lacks a household name and/or major market leader. Many companies in this sector are developing gated solutions that lack transparency and open access.

	Up Sonder	PrecisionHawk	DRONE BASE	dronegenuity	droneUp
Drone Service Main Business	✓	X	✓	✓	✓
Transparent Pricing	✓	✓	✓	X	X
Direct Pilot Access	✓	✓	X	X	X
Dvlp. Charging Networks	✓	X	X	X	X

These findings are based on internal management research.

OUR TRACTION

Marketplace 1.0 is helping Up Sonder gain key industry insights

Currently, the company has over 2,400 members across 900 US cities.


2400+ Members
900 + U.S. Cities


MEMBERS

Also, with its first iteration of Marketplace 1.0, Up Sonder has been able to glean significant insights regarding demand and behavioral patterns of its client base. These takeaways will help inform a successful launch of Marketplace 2.0. Insights include:

- Rural vs urban demand
- General public vs business adoption
- Cost fluctuations nationwide
- Charging infrastructure blueprints

TRUSTED BY

RBN Energy LLC
ConocoPhillips
BEITEL
TWIN EAGLE™
EDF ENERGY
Carver Companies
LAMERICA REAL ESTATE
American MODERN
NAI Black
NewMark Merrill Companies


TESTIMONIALS
Customers
Pilots
"Greensight conducts drone operations all over the world, and when we need to source local pilots in an area it can be extremely difficult. Up Sonder was extremely helpful for us to source these resources... They made our remote projects possible!"
JAMES PEVERILL
CEO, GREENSIGHT
DALE PARRISH
UP SONDER DRONE PILOT
"I have had the privelage of working with Up Sonder for the past two years. Altough I am not a fan of "middle man" UAV drone companies, Up Sonder takes a very different approach than all the others... assuring clients that the pilot that have been chosen will have the proper lisence, certification, and experience neccesary to perform the job correctly for the first time every time."
"The Up Sonder team has been fantastic to work with to deliver high quality drone photography and videography for our outdoor retail shopping centers. I really value their ability to work with my shopping centers across the country."
TIM MURPHY
SR. DIRECTOR, NEWMARK MERRILL COMPANIES, INC.
MYKLE WILLIAMS
UP SONDER DRONE PILOT
"Working with Up Sonder has been a great experience with their professionalism geared towards me as a pilot..."

These testimonial may not be representative of the experience of other customers and are not guarantees of future performance or success.

Looking ahead to the fully-autonomous drone services Marketplace 2.0 solution, Up Sonder has surveyed its members and found that 22% are willing to have a drone charging pad installed on their roof. This is a key development in the process of creating an effective network for the future of an autonomous world. Up Sonder currently has early data on over 500 unique locations for charging sites throughout the United States.


POTENTIAL CHARGING SITES
United States

The computer generated image is for illustration purposes only, actual product is in development and final result may differ

The company has built a minimal reference drone to demonstrate proprietary precision navigation technology. This drone demonstrates the key pieces of technology that will be needed by a drone to make use of Up Sonder's if-Network pads. The required technologies are cost-sensitive and provide a path by which precision landing can be implemented at scale. Their approach will be a true infrastructure solution for mass drone services.



THE BUSINESS MODEL

We take a cut of each drone service interaction

- In our current, Marketplace 1.0 system, we take a percentage of every transaction on our platform.
  - For full service, our commission averages around 30% (includes 5% from the pilot)
  - For self service, our commission averages around 15% (5% from the pilot)
- Our average order value is around $250 for Residential Real Estate, $650 for Commercial Real Estate, and $125 for Telecommunications.



FULL SERVICE
Client
Up Sonder
30% fee
SELF SERVICE
Client
15% fee

After we initiate Marketplace 2.0, our revenue streams will diversify:

- Subscription fees for long-term services, such as a data collection from drone flights
- Subscription fees for access to the if-Network and power charging fees (per watt) to third-party drones
- Transaction fees for one-time or incidental services (similar to our current revenue model)



MARKETPLACE 2.0 REVENUE MODEL
Transaction fees
Charging fees
Subscription fees

OUR LEADERSHIP

We have a bold vision and the right team to execute

CEO Derek Waleko is a commercial drone pilot with experience flying all over the world. With his experience in mergers and acquisitions, Derek is fusing his knowledge of finance with his love of drone technology to help pave the way for a new future.

President Dr. Isaac Nabors is an accomplished physical therapist and drone enthusiast. Believing the future can't exist without drones, he co-founded Up Sonder.

CTO Dr. Sung Moon Kang is the technical expert, having studied at Yale, Stanford, and UCLA with a doctorate in Aerospace Engineering, specializing in systems and controls. He has worked with NASA, the Department of Defense, and the Boeing Company.


Derek Waleko
CEO
Dr. Sung Moon Kang
CTO
Dr. Isaac Nabors
President

WHY INVEST

A plan to meet the demands of the future

As the world evolves at ever-increasing speeds, Up Sonder understands that it must anticipate the future and build up infrastructure to meet the needs of a growing autonomous world.

The company's systems and technological innovations place it in an excellent position to execute its vision for a world totally integrated with drone services.

Up Sonder is democratizing the future of autonomous drones by supercharging their potential and reaching dramatically more users.

MORE LOCATIONS, LESS TIME



Meet Our Team



Sonder

Derek Waleko

CEO

Derek is from Texas and a commercial drone pilot having flown all over the world. Derek leads day-to-day operations at Up Sonder and is building the company with his business partner. Derek came up with the idea for Up Sonder while at home on his family's ranch when medication for his mother was out of reach. Understanding personal autonomous helper drones will become standard, interwoven into our daily lives, and will become an extension of ourselves, he set out to build a company that would manage it all. He sees drones having a bigger impact on humanity than the internet. Derek's background is mergers and acquisitions working for the South Korean government. Derek puts in 40+ hours a week at Up Sonder. He graduated from Texas Tech University studying Biology and Chemistry. Derek married his college sweetheart and has two amazing children.

in



Up Sonder

Dr. Isaac Nabors

President

Isaac is from Texas and does day-to-day operations and manages existing client relations. Isaac is a drone hobbyist and takes to the sky when he's not working on Up Sonder. Isaac deeply believes the future can't exist without drones and the reason he co-founded Up Sonder. By trade, Isaac is a physical therapist and studied Kinesiology and Physical Therapy at Texas Tech University for his B.S. and M.S. and received his Doctor of Science from Andrews University in Biomechanics. Isaac puts in 40+ hours a week at Up Sonder. Isaac met Derek freshmen year in the dorms and since has been great friends. Isaac married his college sweetheart and has three beautiful daughters.

in



Dr. Sung Moon Kang

CTO

Sung provides the technical expertise to bring the vision of the CEO to reality. Sung was born in Korea and was raised bouncing around the globe until eventually making his way to Yale University, then Stanford University, and finally to UCLA to complete his studies as a doctorate in Aerospace Engineering, specializing in systems and control design. He has worked on projects with NASA, DARPA, Boeing, and the US military. Sung puts in approximately 15-20 hours a week at Up Sonder. Sung met Derek while developing precision navigation technologies for small drones. He is raising two rambunctious children with his wife.

in



Joe Christian

VP of Business Development & Marketing

Joe is employee #1 and is the magic behind the scenes who goes beyond the call of duty managing new clients, Up Sonder members, handling social media, writing blog posts, mission planning, and so much more. He has extensive hands-on knowledge of the commercial drone market - everything from regulations to use cases. Fun fact, Joe published a book on mergers and acquisitions in China, where he lived for many years. Joe is an investor in Up Sonder and a commercial drone pilot.

in



Nhattrieu Chan Duong

Aerospace Guidance, Navigation, and Controls Engineer

Dr. Nhattrieu Duong writes software to be used in Up Sonder's if-Network (marketplace 2.0). Dr. Duong graduated from Caltech with a B.S in Mechanical Engineering and from UCLA with a Ph.D. in Aerospace Engineering, Systems and Control. Dr. Duong puts in approximately 15 hours a week at Up Sonder. He has valuable work experience with NASA, DARPA, Boeing and the US military.



Kenneth Lowe

Advisor

Kenneth is the co-founder and Vice President of Vizio Inc., the leading consumer electronics company in flat panel HDTVs. Ken grew Vizio with his two other partners from a small startup into the billion dollar company that it is today. Ken's business acumen is invaluable to Up Sonder.

in

Offering Summary

Company	:	Up Sonder, Inc.
Corporate Address	:	5482 Wilshire Blvd., STE 125, Los Angeles, CA 90036
Offering Minimum	:	$9,999.90
Offering Maximum	:	$1,069,999.95
Minimum Investment Amount (per investor)	:	$249.00

Terms

Offering Type : Equity

Security Name : Series A Preferred Stock

Minimum Number of Shares Offered : 66,666

Maximum Number of Shares Offered : 7,133,333

Price per Share : $0.15

Pre-Money Valuation : $5,500,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks receive an additional 10% bonus shares.

Amount-Based Perks:

$500 | Tier 1

Receive an additional 3% bonus shares and access to Up Sonder's private weekly investor updates.

$1,000 | Tier 2

Receive an additional 5% bonus shares, as well $95 credit for drone services anywhere in the United States, a limited edition early investor shirt, and access to Up Sonder's private weekly investor updates.

$2,500 | Tier 3

Receive an additional 8% bonus shares, as well $225 credit for drone services anywhere in the United States, a limited edition early investor shirt, and access to Up Sonder's private weekly investor updates.

$5,000 | Tier 4

Receive an additional 13% bonus shares, as well $350 credit for drone services anywhere in the United States, a limited edition early investor shirt, and access to Up Sonder's private weekly investor updates.

$15,000 | Tier 5

Receive an additional 21% bonus shares, as well $1,000 credit for drone services anywhere in the United States, DJI Mavic Air 2 Drone, a limited edition early investor shirt, and access to Up Sonder's Private weekly investor updates.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Up Sondors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $0.15/ share, you will receive and own 110 shares for $15. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

25 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Up Sonder has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Up Sonder be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

More About the if-network

about 1 month ago

In our third video update, Up Sonder CEO Derek Waleko talks more about the ideas behind the development of the if-network, taking more of an engineering perspective. If you have not watched the last two video updates, please watch those first.

-https://www.youtube.com/watch?v=qSqQHLy-brQ

Please watch these video updates first if you have not already.

The vision behind the if-network: https://www.youtube.com/watch?v=ElY-gtTmx3o

Why precision navigation is needed: https://www.youtube.com/watch?v=5wPSp_Uot5c

Precision navigation and the if-network

about 2 months ago

Up Sonder CEO Derek Waleko explains why precision navigation is necessary for the if-network in this video update.

Please watch our previous video update where Derek provided insight into Up Sonder's vision for the if-network first, and this update will make more sense.

Watch First

The vision behind the if-network: https://www.youtube.com/watch?v=ElY-gtTmx3o

Watch Second

Why precision navigation is needed: https://www.youtube.com/watch?v=5wPSp_Uot5c

The Vision Behind the if-network

2 months ago

Watch the video below to find out more about Up Sonder's vision for our if-network of drone charging pads.

https://youtu.be/ElY-gtTmx3o

-Derek Waleko, CEO

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Up Sonder has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Up Sonder be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

New Drone Regulations Open More Opportunities for Drones

3 months ago


DRONES
NEW FAA
RULES

On December 28, the FAA released two long-awaited rules covering Remote ID and revisions to Part 107 rules. These rules are an important step forward for the drone industry, and as an investor, or potential investor in Up Sonder, we want you to know more about this development.

The Big Picture

The new rules are part of the FAA's ultimate goal to enable routine drone operations in the same airspace as manned aircraft. But, there is still work to be done before that is achievable. Think of it this way, the two new rules are ladders toward the goal, but more ladders are needed to reach it.

Remote ID Rule

The Remote ID rule requires drones to send out a signal that identifies the drone in flight and the location of its control station (the person who is flying the drone). See the graphic below for the ways a drone can identify itself, according to the FAA.


3 WAYS DRONE PILOTS CAN MEET REMOTE ID RULE
DRONE REMOTE IDENTIFICATION
DRONE REMOTE IDENTIFICATION
FAA-RECOGNIZED IDENTIFICATION AREA (FRIA)

Identifying the location of a drone and its operator is crucial for the safe integration of drones into the national airspace. However, the final implementation is over two years away, given the work that drone manufacturers and pilots need to do to comply with the rule.

Revision to Part 107 Rules

The revision to Part 107 includes changes for rules covering drone operations at night and over people/moving vehicles. These changes will go into effect on 2/26/2021 and will have an immediate impact on the drone industry.

Previously, a drone pilot would have to go through a time-consuming waiver process to fly a drone at night or over people/moving vehicles. After the changes go into effect, a drone pilot will no longer need a waiver as long as certain conditions are met.

For flights at night, the drone pilot will have to pass an FAA test for night operations, and their drone will have to be equipped with anti-collision lighting visible for at least 3 statute miles. For flights over people/moving vehicles, drones are broken into 4 categories based on weight, each with its own conditions for flights over people/moving vehicles. Some of these conditions are complicated to understand. Up Sonder has a blog post that breaks it down if you want to find out more.

Impact on the Drone Industry

Come February 26th, drone flights at night and over people/moving vehicles will be more open, allowing companies like Up Sonder to fly these kinds of missions without going through an FAA waiver process. This will save time for both us and our clients and allow for expanded use cases.

For the drone industry as a whole, the importance is reducing restrictions on drone operations. More work is needed, but these changes prove the FAA is taking concrete steps towards fully integrating drones into the airspace.

$100K Reached!

4 months ago

Great news, everyone! Up Sonder's campaign has now passed the $100,000 mark! Our mission to connect the world with drone services would not be possible without your interest, backing, and investments.

$100K is an exciting milestone to pass, but our campaign still has plenty of room left to grow.

With your help, we look forward to what our campaign can accomplish. If you are following our campaign but have not invested, please consider doing so now. And no matter if you have invested or not, please help us spread the word about our campaign.

-Derek Waleko, CEO

Happy New Year

4 months ago

The whole team here at Up Sonder wants to wish all of you a Happy New Year!


Happy New Year !
Sonder

We are excited that since our campaign went live in November, we have raised over $90,000 from 170+ investors. Thank you so much for your support.

A big reason why Up Sonder decided to raise via equity crowdfunding is that we believe every single person should have the opportunity to invest in startups. In that spirit and to kick off the New Year, please share our campaign with your contacts and connections. All you have to do is email, text, or share the message below to help us get the word out about our campaign.

Check out Up Sonder's equity crowdfunding campaign on StartEngine (https://www.startengine.com/up-sonder). Up Sonder is a drone startup that is on a mission to connect the world to drone services that I (am following/have invested in). Their campaign page goes over what they look to achieve and the opportunity to invest in drones!

Equity crowdfunding allows the general public to invest in startup companies in return for equity in the company. StartEngine's equity crowdfunding platform bridges the gap between potential investors and entrepreneurs.

Thanks for your support, and happy 2021!

-Derek Waleko, CEO

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Up Sonder has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Up Sonder be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Happy Holidays!

4 months ago

Hi Everyone,

First, I want to wish all of you a happy and safe holiday season. It's beautiful this time of the year in Los Angeles as the trees have finally changed color and the weather cooled.


Sonder

2020 has been a crazy year, and it is our sincere hope that 2021 offers new hope and opportunity for all of us.

With that said, I want to thank all of you for your interest and support in Up Sonder. To those that have invested, please consider increasing your investment. For those that are following our campaign but have not invested, join us in our mission to connect the world to drone services! And to all of our investors and followers, please mention our campaign to those you think are interested.

Here's to a better 2021!

-Derek Waleko, CEO


Happy Holidays
Sonder

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Michel K. 17 days ago
As a potential investor I appreciate the fact that you want to send weekly update emails, but frankly, I would prefer that you spend your time on the business. Monthly updates are good. ...just something to think about.

Derek Waleko - Up Sonder 17 days ago
Noted. Thank you Michel

Michel K. 25 days ago
Hello Eric, when and were can we get access to the audited financials you had mentioned? This is a fantastic concept; you are right on the money. Best regards, Michel

Derek Waleko - Up Sonder 25 days ago
Hi Michel. Audited financials will be released this month as we have to submit them to the SEC for our annual update. We'll send a notice once that happens. We are in the middle of get all that paperwork ready.

Justin B. 2 INVESTMENTS INVESTED a month ago
Hi Derek, congrats on building a great-looking marketplace with impressive traction. A few questions:
1. What is the growth rate of marketplace 1.0 in terms of service providers, customers, and revenue so far?
2. Do you see regulations evolving to build more moats around your business, such as more requirements for pilots, or make it easier for anyone to use a drone? In addition, does automation of piloting lead to more growth of your business or is it a threat?
3. If the vision for marketplace 2.0 is delayed or changed, will you still generate enough revenue from the existing marketplace 1.0 to grow and succeed?
4. What is the experience/what would I need as a user of 2.0? A charging box? Do I need a QR code pad for my house to receive an automated drone? What are the barriers to adoption and how will you lower them?

Derek Waleko - Up Sonder a month ago
Hi Justin. Thanks for the kind words and for writing in. These figures are for our trailing 12 month averages. Up Sonder averages 16 - 17 new member's per month which is a monthly growth rate of about 0.7%. The breakdown of those new members are roughly about 20% potential new clients / 80% new drone pilots. We are having our 2020 financials audit and they are almost ready, but Up Sonder outperformed each quarter of 2019 and tripled our revenue in 2020.

We are not looking for regulations to provide a moat around our business. The continued development of regulations will bring more requirements for drone pilots like Remote ID (https://www.faa.gov/news/updates/?newsId=97022), but nothing substantially more than current regulations. We also don't see automation as a threat, in fact, it is the basis for Marketplace 2.0

The demand for drone services is on the rise, so we believe Marketplace 1.0 can continue to grow. Ultimately, Marketplace 2.0 is necessary to address the move toward automation in the drone industry. The true power of drones is unlocked with more automation. However, full automation will take time, so we see room for growth with Marketplace 1.0 now while developing Marketplace 2.0.

Lastly, a user who wants to book a drone service will simply need a device connected to the internet. You go to our website and fill out the necessary details for Up Sonder to provide a drone service for you. For those wishing to host an if-network charging pad, we will provide the pad and install it on their roof. See our last update videos for details of our plan, but we feel we have a plan for a low-cost, low-maintenance solution.

Great questions

Ashutosh G. 19 INVESTMENTS 3 months ago
I read one article about Urban Air Port received government funding to create air port for Air Taxi and Drones in UK. Are you aware of any such similar discussion in US as this may help your platform as well

Derek Waleko - Up Sonder 3 months ago

Drone ports, urban air mobility airports, and the like are being developed in many places. Right now most of them are very conceptual or in testing. We saw that article as well, and that's certainly an exciting development. We are not aware of any government-funded effort in the US. We have heard rumors of efforts by delivery companies (eg. UPS) thinking of something like this. What we've noticed is that these "airport for drones" actually highlight the need for our if-network. The discussions for these "drone-ports" often get into the problem of sacrificing the logistical efficiency of a single, large port for the realistic operating range of drones. We'd like to centralize all the drone traffic, but the drones can only fly so far. We certainly feel that our if-network would definitely help any drone operation and allow for the efficiency of having just one depot where all drones start and return to eventually. We should note that our if-network is being designed to support autonomous drones of a relatively small size. The port for air taxi and drones will also need to contend with much larger vehicles, so they will have a whole different set of problems to address.

Ashutosh G. 19 INVESTMENTS 3 months ago

Thanks for your responses. Since so many tie up are happening these days , are there any discussions happening at your end which gives a financial benefits in terms of continuous revenue and creating brand in the market. You can say that your company is different from other platforms in similar industry but unless you have some brand associated with you I think it will be difficult to increase user base and create brand

Derek Waleko - Up Sonder 3 months ago

Thanks for your comment. We are constantly discussing how we are positioned within this new "drone industry." The one observation we've drawn is that most everyone is focused on the drone itself. Few seem to think about how these unique devices will work in the field. Up Sonder isn't trying to develop a new drone nor a particular payload. Our vision is to address how fleets of drones can provide services autonomously. Our founders first identified the desire for drones on an incidental basis. We've learned that there is a desire for stuff that drones can do but not the hassle of maintaining and operating them. Ultimately, we identified the energy limit that prevents these devices from being able to stay buzzing around and our focus is on developing the if-network to allow them to do that. We are excited to see what innovative new drones will come; we don't imagine we can come up with the things that the entire industry can. However, we can support most of them so that those drones can be of service to all of us. As a startup, we have to prioritize spending, especially since we have tech development going on. The drone service industry is still very young with no clear household names. Branding is important to expanding our user base, but we must do this smartly without getting involved with pay-to-play battles with companies that have more funding than us.

Ashutosh G. 19 INVESTMENTS 3 months ago

Also AgEagle Aerial Systems announced they are Partners with Valqari to Manufacture Drone Delivery Stations. I am sure it will impact your plans as they are ahead in game already. How do you see the impact

Derek Waleko - Up Sonder 3 months ago

Thanks for the follow-up question, Up Sonder is developing to support fleet operations (charging, communication, etc). We are not developing a delivery station. It's not the same business model. These are two different things. Valqari's product is, in essence, a shared mailbox for a drone to deliver a package. It does not charge a drone. Also, we're designing the if-network to support other automated drone services besides delivery. We don't see this as being a direct influence on what we are developing, and there could even be collaboration.

Ashutosh G. 19 INVESTMENTS 3 months ago

Thanks for answering my questions. One of my unanswered question was why companies will prefer to approach you instead of going directly to drone companies which can be cheaper option. I can see alot of Big Big contracts are happening e.g. Infravision Australia signs LOI with Parallel Flight OR AgEagle Aerial Systems Announces State of Iowa Chooses HempOverview for Managing Registration and Oversight of Hemp Crops OR
UPS partners with Wingcopter to develop new multipurpose drone delivery fleet. When companies are already building their relationship with drone companies why anyone will use your system to search for drone pilot.

Derek Waleko - Up Sonder 3 months ago

There are companies that prefer to use a drone service company like Up Sonder because they do not want the capital cost of running their own drone program, which can be very expensive, including the cost of buying drones, finding qualified drone pilots, and having a team to deal with regulations. Up Sonder offers these companies access to a network of ready-to-go drone pilots with their own equipment and expertise. Buying drones from a drone manufacturer does not mean it will be cheaper. Just like a work function like Marketing, some companies will do this in-house and some will outsource this work. It is the same with drones. Some companies will buy drones and develop their own in-house operations, while some will outsource drone operations to drone service providers.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

Graphic: CEO & Co-Founder, Derek Waleko

"Hi, I'm Derek Waleko, Co-founder and CEO of Up Sonder. We are on a mission to connect the world to drone services."

Graphic: President & Co-Founder, Dr. Albert Isaac Nabors

"The issue is managing drone services is complex. Everything from regulations to sourcing pilots.

"Up Sonder makes drone services simple by managing them for you, with a network of certified drone pilots in over 900 cities.

"Up Sonder focuses on access and flexibility to meet the drone use cases of today, and the autonomous drones of the future.

Graphic: CTO, Dr. Sung Moon Kang

"Our vision is of a network of rooftop charging stations that will allow autonomous drones to fly farther and serve more customers. We will leverage our knowledge of drone services from our current marketplace and some early data we already have on potential residential locations nationwide to design and build the if-network.

"The heart of the if-network is a proprietary precision navigation technology that reduces costs from thousands of dollars per drone to hundreds. We have a minimal reference drone that successfully demonstrates this technology and are ready to move to the next stage.

"The commercial drone industry will double by 2025, and we believe in a future where businesses and homes will dependent on drones."

"Go to our StartEngine page to learn more about our campaign. We invite you to join with over 1,000 people who have already invested in Up Sonder, and help us realize our vision for drone services. I believe deeply in a drone dominant future and welcome you on board. Invest today."

Video 2

Text on video: oil & gas, telecommunications, real estate, media, stock footage, Up Sonder

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:33 PM 08/26/2020
FILED 05:33 PM 08/26/2020
SR 20206959960 - File Number 5850634

STATE *OF* DELAWARE
CERTIFICATE *OF* INCORPORATION
OF UP SONDER, INC.
A STOCK CORPORATION

ARTICLE I. - NAME

The name of this corporation is Up Sonder, Inc. (the "Company").

ARTICLE II. - REGISTERED OFFICE

The address of its registered office in the State of Delaware is 221 N. Broad St, Suite 3A, in the City of Middletown, County of New Castle. The name of its registered agent is United States Corporation Agents, Inc.

ARTICLE III. - PURPOSE

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV. - STOCK

4.1 Authorized Capital Stock. The aggregate number of shares of stock that the Company has authority to issue is Seventy Five Million (75,000,000), consisting of Thirty Million (30,000,000) shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), Ten Million (10,000,000) Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"), Fourteen Million (14,000,000) shares of Series A Preferred Stock, par value $0.001 per share (the "Series A Preferred"), and Twenty One Million (21,000,000) shares of undesignated Preferred Stock units, par value $0.001 per share (the "Preferred Stock") Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the number of units of any series of Preferred Stock and to determine the designation and other terms, rights and priorities of any such series, including, but not limited to, the voting powers, if any, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto.

4.2 Definitions. For purposes of this Certificate, the following definitions shall apply and shall be equally applicable to both the singular and plural forms of the defined terms:

4.2.1 "**Common Stock**" shall mean the Class A Common Stock together with the Class B Common Stock.

4.2.2 **"Acquisition"** shall mean (A) the merger, acquisition or consolidation of the Company into or with any other entity or entities which results in the exchange or outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by any such entity or Affiliate thereof pursuant to which the stockholders of the Company immediately prior to the transaction do not own a majority of the outstanding shares of the surviving corporation immediately after the transaction; or (B) any transaction or series of related transactions to which the Company is a party in which an excess of 50% of the Company's voting power is transferred to an unaffiliated person; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof.

4.2.3 **"Affiliate"** shall mean any Person who directly or indirectly controls, is controlled by, or is under common control with, the indicated Person. For the purposes of this definition, "control" has the meaning specified as of the Filing Date for that word in Rule 405 promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

4.2.4 **"Asset Transfer"** shall mean any sale, lease, license (on an exclusive basis) or transfer by the Company of all or substantially all of its assets.

4.2.5 **"Board"** shall mean the Board of Directors of the Company.

4.2.6 **"Filing Date"** shall mean the date that this Certificate is filed with the Secretary of State of the State of Delaware.

4.2.7 **"Liquidation Event"** shall have the meaning set forth in Section 4.5.3 below.

4.2.8 **"Person"** shall include all natural persons, corporations, business trusts, associations, limited liability companies, partnerships, joint ventures and other entities, governments, agencies and political subdivisions.

4.2.9 **"SAFE Agreement**" shall mean those Crowd SAFE issued by the Company in favor of certain investors in the Company for the potential future issuance of capital stock of the Company in accordance with the terms therein.

4.3 **Voting Rights**.

4.3.1 **Genera**l. At all meetings of the stockholders of the Company and in the case of any actions of stockholders in lieu of a meeting and any other votes of the stockholders, each share of Class A Common Stock shall entitle the holder thereof to ten votes per share of Class A Common Stock held by such stockholder on such matters, each share of Class B Common Stock shall entitle the holder thereof to one vote per share of Class B Common Stock held by such stockholder on such matters, and the Series A Preferred Stock stockholders shall not be entitled to any voting rights. Except as may be otherwise provided in this Certificate or by agreement or by law, the holders of the Class A Common Stock and the holders of the Class B Common Stock shall vote together as a single class and on an as-converted to basis on all actions to be taken by the stockholders of the Company. In accordance with Section 242(b)(2) of the DGCL, the number of authorized shares of Class A Common Stock and Class B Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the shares of Class A Common Stock and the Class B Common Stock of the Company, voting together as a single class, and not as separate classes.

4.4 Election of Directors.

4.4.1 Founder as Director. For son long as at least Mr. Derek Waleko, and an affiliated person is a holder of any Class A Common Stock or Class B Common Stock he, or his appointee, shall have the right to elect and appoint one member of the Board (the "Founder Director") at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director.

4.4.2 Additional Directors. Any additional members of the Board of Directors shall be elected pursuant to the Bylaws of the Company. Elections of directors need not be by written ballot unless Bylaws of the Company shall so provide.

4.5 Liquidation Rights.

4.5.1 Preference of Common Stock. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "Liquidation Event"), the assets of the Company (or consideration from such Liquidation Event) available for distribution to its stockholders, whether such assets are capital, surplus or earnings, shall be distributed to the holders of capital stock of the Company in the following order of priority. First, the Common Stock holders, on a pro rata basis, shall be entitled to be paid, before any payment or declaration and setting apart for payment of any amount shall be made in respect of any other shares of capital stock of the Company, an amount equal to the any unreturned capital contribution made to the Company prior to the conversion of the Company in accordance with this Certificate (such amount, the "**Capital Contribution Payment**"). After payment of the Capital Contribution Payment, the holders of the Common Stock then outstanding shall be entitled to be paid before any payment or declaration and setting apart for payment of any amount other than the Capital Contribution Payment (the "**Common Payment**"). Following the Capital Contribution Payment and the Common Payment, the remaining assets of the Company (or consideration from such Liquidation Event) legally available for distribution by the Company shall be distributed among the holders of the Common Stock, the Series A Preferred Stock and any Preferred Stock with equal priority on a pro rata, *pari passu* basis in proportion to such holders total ownership percentage of the Company.

4.5.2 Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, any offer for subscription pro rata to the holders of any class or series of its stock, any additional shares of stock of any class or series or other rights, any capital reorganization of the Company, any reclassification or recapitalization of the Company's capital stock, any Liquidation Event, the Company shall mail to each holder of Common Stock at least three (3) days prior to the date specified for the taking of a record, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

4.5.3 Stock Reserved. The Company shall reserve and keep available out of its authorized but unissued Series A Preferred Stock such number of shares of Series A Preferred

Stock as shall from time to time be sufficient to effect (a) any issuance required pursuant to the SAFE Agreement and (b) issuance of Common Stock pursuant to any outstanding option or other rights to acquire Common Stock.

4.5.4 Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion or issuance of an option right, other than any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the conversion or option right were registered.

ARTICLE V. - STOCKHOLDER MEETINGS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Company may provide. The books of the Company may be kept (subject to any statutory requirements) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Company.

ARTICLE VI. - AMENDMENTS

Except as otherwise provided in this Certificate, the Board may from time to time adopt, amend, alter, supplement, rescind or repeal any or all of the Bylaws of the Company without any action on the part of the stockholders; *provided*, *however*, that the voting stockholders may adopt, amend or repeal any Bylaw adopted by the Board, and no amendment or supplement to the Bylaws adopted by the Board shall vary or conflict with any amendment or supplement adopted by the stockholders.

ARTICLE VII. - INDEMNIFICATION

The Company shall indemnify, to the fullest extent authorized or permitted by law, as the same exists or may hereafter be amended, any person who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or his or her testator in intestate, is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other company, partnership, joint venture, trust, employee benefit plan or other enterprise. The Company is authorized to provide indemnification of agents (as deemed in Section 145 of the DGCL) for breach of duty to the Company and its stockholders through bylaw provisions, through agreements with the agents, and/or through stockholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 145 of the DGCL, subject to the limitations on such excess indemnification set forth in Section 102 of the DGCL. No amendment or repeal of this Article VI shall apply to or have any effect on any right to indemnification provided hereunder with respect to any acts or omission occurring prior to such amendment or repeal.

ARTICLE VIII. - PERSONAL LIABILITY

To the fullest extent authorized or permitted by law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director, except to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which such director derived an improper personal benefit. If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended. No amendment to or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE IX. - BUSINESS OPPORTUNITIES

To the maximum extent permitted from time to time under the laws of the State of Delaware, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time being presented to its officers, directors or stockholders, other than (i) those officers, directors or stockholders who are employees of the Company, and (ii) those opportunities demonstrated by the Company to have been presented to such officers, directors or stockholders expressly as a result of their activities as a director, officer or stockholder of the Company. No amendment or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Company for or with respect to any opportunities which such officer, director or stockholder becomes aware prior to such amendment or repeal.

[SIGNATURE ON FOLLOWING PAGE]

Executed by the undersigned authorized person of the Company on this 25th day of August, 2020.

Up Sonder, Inc.

By: ______________________________
Derek Waleko, Chief Executive Officer